[Premiere Global Services, Inc. Letterhead]

September 29, 2008

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re:	Premiere Global Services, Inc. Item 4.02 Form 8-K Filed September 15, 2008 File No. 001-13577

Dear Mr. Kronforst:

        This letter sets forth the response of Premiere Global Services, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) letter dated September 17, 2008 with regard to the above-referenced filing.

Form 8-K Filed September 15, 2008

Comment

1.	We note you intend to conclude in your amended Form 10-K that your internal control over financial reporting was ineffective at December 31 2007. Please confirm to us that you have also considered the impact of your material weakness on the effectiveness of your disclosure controls and procedures and will revise your disclosures pursuant to Item 307 of Regulation S-K if appropriate in your amended filings.

Response

        The management of the Company, under the supervision and with the participation of its chief executive officer and chief financial officer, has considered the impact of the material weakness in the Company’s internal control over financial reporting on the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.

        The management of the Company, under the supervision and with the participation of its chief executive officer and chief financial officer, has concluded that the Company’s disclosure controls and procedures were not effective as of December 31,

Mr. Mark Kronforst
September 29, 2008

2007 as a result of the material weakness in the Company’s internal control over financial reporting and will revise the Company’s disclosure pursuant to Item 307 of Regulation S-K in its amended annual report on Form 10-K/A accordingly.

        In connection with these responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your consideration of the Company’s response to the Staff’s comment, and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 262-8502.

Very truly yours,

/s/ Scott Askins Leonard

Scott Askins Leonard Senior Vice President — Legal and General Counsel

cc:	Mark Shannon, Commission Staff Accountant